United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: Citigroup Inc.

Name of persons relying on exemption: Sisters of St. Joseph of Peace

Address of persons relying on exemption: Investor Advocates for Social Justice, 40 S Fullerton Ave, Montclair, NJ 07042

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The proponents urge stockholders to vote FOR Proposal 6, the shareholder proposal requesting a report on respect for Indigenous Peoples’ rights at Citigroup Inc.’s annual shareholder meeting to be held on April 30, 2024.

Summary of the Proposal

Investors request reporting on the effectiveness of Citigroup Inc.’s policies, practices, and performance indicators in respecting internationally recognized human rights standards for Indigenous Peoples’ rights in its existing and proposed general corporate and project financing.

Support for this proposal is warranted and in the best interest of shareholders because:

1.	Citigroup (“Citi”) is exposed to litigation, reputational, and regulatory risk if it finances projects or clients developing projects that violate the rights of Indigenous Peoples;
2.	Citi faces significant risk if its financing activities are misaligned with its own policies and commitments; and
3.	Citi’s current due diligence systems appear ineffective at mitigating risks related to Indigenous Peoples.

Citi’s ‘Respecting the Rights of Indigenous Peoples’ Report is Not Responsive to the Proposal

Citi’s April 2024 report, ‘Respecting the Rights of Indigenous Peoples,’1 is wholly unresponsive to the request of the shareholder proposal. Proponents clearly ask Citi to examine the effectiveness of its commitments and Environmental and Social Risk Management (ESRM) Policy at respecting Indigenous Rights. In contrast, Citi’s report rehashes the Company’s commitments to Indigenous Rights, which are misaligned with international standards on respecting, promoting, and guaranteeing the right to Free, Prior, and Informed Consent (FPIC). Indigenous communities of the Peruvian Amazon published a statement in response to Citi’s ‘Respecting the Rights of Indigenous Peoples’ report, “rejecting” the disclosure as misaligned with international standards for Indigenous Rights, and outlining significant concerns with the effectiveness of Citi’s ESRM at mitigating impacts to Indigenous Peoples.2 The additional disclosure on Citi’s “Areas of High Risk” screening process further outlines the need for the assessment requested by Proponents. Citi continues to finance clients and projects with track records of egregious violations of Indigenous Rights and expose the Company to significant risk.

1. Citi is Exposed to Significant Risk if it Finances Projects or Clients Developing Projects that Violate the Rights of Indigenous Peoples

Significant risks companies may face for causing or contributing to Indigenous Rights violations include reputational damage, project delays and disruptions, litigation, and criminal charges.3 According to a 2023 report, Indigenous Peoples compose about 6.2% of the world's population but are impacted by at least 34% of environmental conflicts globally.4 The sectors with the most significant impacts on Indigenous communities are mining, fossil fuels, agriculture, and dam construction. Impacts from these projects that constitute Indigenous Rights violations include loss of biodiversity, deforestation, displacement, water and soil degradation, and gender-based violence.5

In light of Citi’s connection to high-profile projects or clients developing projects that violate Indigenous Rights, investors are concerned that the Company’s risk management frameworks and policies are ineffective or have significant gaps. For example, Citi was the subject of public protests in 2022 and 2023 led by Indigenous leaders, calling for the bank to stop financing oil and gas operations in the Amazon that violate Indigenous rights. Citi is a top bank providing financing and underwriting to companies in the Amazon oil and gas industry, providing an estimated $42 billion in open or recently matured deals.6 This includes $14.6 billion in direct lending, in addition to indirect financing and underwriting. Research from Amazon Watch argues that financing Amazon oil and gas “is inherently tied to deforestation, biodiversity loss, Indigenous rights violations, pollution, corruption, and the exacerbation of climate dysregulation.”7 In 2021, Ecuadorian courts ordered companies to cease flaring in the Amazon, following litigation by Indigenous communities seeking redress for health and environmental damages.8 A 2017 study documented heightened cancer rates in communities living near oil operations or flares in Ecuador. Of the 251 documented cases of cancer, 71% were women and girls, implying the disparate impact on women.

In 2017, Citi was the sole advisor on bond issues for PetroAmazonas worth $670.5 million, which was likely used to finance oil well drilling activities in Yasuní National Park, a UNESCO World Heritage site where the Indigenous Tagaeri and the Taromenane peoples live in voluntary isolation.9 An Ecuadorian referendum in 2023 voted to stop oil drilling in the Yasuní region, an effort largely led by Indigenous communities, which left over $133 billion of stranded assets in the park.10 To further highlight the risk Citi is exposed to, a 2021 scorecard published by Stand.earth and Amazon Watch assessing banks’ efforts to implement environmental and social risk management frameworks in the Amazon ranked Citi 10th out of 14.11

Citi has come under recent scrutiny surrounding a potential $1 billion issuance for Petroperú, a Peruvian state-owned oil and gas company.12 UN experts have linked oil and gas exploration in Peru to pervasive Indigenous rights violations, particularly the right to FPIC.13 Petroperú has incurred multimillion dollar fines for damages to the environment and the health of Indigenous communities.14 In March 2024, a coalition of Indigenous peoples and fishing groups in Peru publicly requested to meet with Citi to share concerns about environmental and social risks connected to Petroperú’s operations.15 In a 2024 statement responding to Citi’s recent report, ‘Respecting the Rights of Indigenous Peoples,’ Indigenous communities in Peru assert, “given that Citi emphasize in the ESRM Policy document the importance of conducting comprehensive environmental assessments for extractive and infrastructure projects and commit to demanding extensive precautions regarding human rights, Citi should not finance projects such as Block 64, which will add new exploitation in the Pastaza Abanico, which has been severely affected for decades for oil impacts without remedy, and which would increase pressure on a pipeline that lacks sufficient safety guarantees for the peoples suffering from this ongoing contamination.”16

This communication does not seek authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxies in accordance with the instructions in Citigroup’s proxy statement.

Additionally, Citi was in the top ten contributors to Enbridge as of 2020, providing $5 billion in financing, and is subject to public campaigns calling on the bank to stop its financing relationship with Enbridge due to projects that violate Indigenous Rights.17 Most recently, Indigenous communities are opposing the construction of Enbridge’s Rio Bravo Pipeline and the already constructed Valley Crossing Pipeline in south Texas. Members of the Carrizo Comecrudo Tribe of Texas, which has ancestral ties to the South Texas Rio Grande Delta and resides in the area, have vocally opposed these projects. Both pipelines pass close to the Garcia Pasture site, a pre-Columbian village which is the burial site of the Carrizo Comecrudo Tribe’s ancestors. Garcia Pasture is described by the World Monuments as “one of America’s premier archaeological sites” and is listed on the National Park Service’s list of historic sites.18 Landowners whose property in the pathway of the pipelines is subject to land seizure through “eminent domain” include members of the Carrizo Comecrudo Tribe.19 Local communities fear explosions, leaks, and other pipeline failures. Of the 613 pipeline incidents reported last year, 243 incidents occurred in Texas, including three fatalities and 12 injuries, according to the US Department of Transportation’s Pipeline and Hazardous Materials Safety Administration.20 A large sinkhole occurred during the construction of the Valley Crossing Pipeline in 2018.21

Opponents of the Rio Bravo pipeline state it will destroy acres of wetlands and the habitats of threatened and endangered plant and animal species.22 The Carrizo Comecrudo Tribe is among the groups that have made several challenges to the Rio Bravo pipeline and the Rio Grande LNG facility it will feed because of the environmental, health, and cultural impacts. In a dissenting opinion after the Federal Energy Regulatory Commission (FERC) denied a request to stop construction of the Rio Bravo pipeline and the Rio Grande Valley LNG, FERC Commissioner Allison Clements stated, “this case is fundamentally about environmental justice.”23 She added that denying a stay meant communities face “imminent, irreparable injury.” A lawsuit to stop the project was filed in February 2024, claiming that FERC had failed to adequately assess the environmental justice impacts and greenhouse gas emissions in contravention of the National Environmental Policy Act.24 Additionally, the export terminal sites are proposed near an existing SpaceX facility that routinely launches explosive rockets that dump debris on the methane sites, raising public safety and cost concerns by communities and regulators.25

Juan Mancias, chair of the Carrizo Comecrudo tribe, stated in a press interview, “When you steal the land, you’re stealing us. And you’re taking away our identity, because you fence it off and you don’t allow us into the land where our ancestors are buried, where we remember our ceremonies and rituals.”26 Société Générale and BNP Paribas have withdrawn funding from the Rio Bravo project, in part due to significant opposition from Indigenous communities and environmental defenders.27

This communication does not seek authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxies in accordance with the instructions in Citigroup’s proxy statement.

Enbridge has also faced recent backlash for its Line 3 and Line 5 pipeline reroute projects. Citi’s opposition statement makes claims about its financing activities related to Lines 3 and 5 in an attempt to minimize its role in enabling these projects, arguing that “the proponent asserts that Citi is providing $5 billion in financing to the Enbridge line 3 pipeline expansion, which is untrue.”28 Although Enbridge did not seek any project financing for Line 3, Citi’s lending to Enbridge for general corporate purposes enabled its work on that $7 billion project. According to the Sightline Institute, “If Enbridge lost access to its credit facilities or other financial services from major investment banks, the company would face severe financial constraints. It might have no choice but to abandon the Line 3 project outright.”29 A December 2020 report by the Rainforest Action Network (RAN) stated that Citigroup was the lead bank on one loan totaling $1.87 billion, maturing in 2021, participated in five other loans, and was the lead underwriter of one bond issuance.30 These report findings describe Citigroup’s relevant and active financing to Enbridge from 2016 through September 2020, as well as its underwriting of Enbridge bonds issued in 2020. The RAN report uses data from Bloomberg LP and follows Bloomberg's League Credit methodology to credit banks for their participation in lending and underwriting. Citi's participation in these deals is easily verified by anyone with access to a Bloomberg terminal, or by consulting relevant SEC filings. Pipelines like Line 3 and Line 5 violate numerous rights of Indigenous Peoples as protected by international law, including the rights to FPIC, health, culture, religion, security, and assembly.31 In particular, Line 3 threatens the quality of water needed for growing manoomin, or wild rice, a critical cultural resource for the Anishinaabe.32 Significant social risks have already materialized for Line 3, Line 5, and its financiers through litigation, ongoing opposition led by Indigenous Peoples, allegations of civil rights abuses, investigations into treaty violations, and environmental damages.33 The militarized response to Line 3 protests and alleged violation of constitutional rights amplifies legal and reputational risks to Citi and its shareholders. Enbridge reimbursed U.S. law enforcement over $2 million for policing protests against Line 3, which has been tied to harassment, surveillance, illegal blockades, allegations of torture (pain compliance), and use of “less-than-lethal” weapons.34 Over 900 arrests, citations, and charges have been levied against Water Protectors, many of which are allegedly disproportionate or excessive.35 Line 3 construction has additionally been tied to instances of human trafficking and violence against women.36

Line 5 follows a similar pattern of civil rights abuses, treaty violations, and environmental damages. One of the most serious indications of the severity of Indigenous opposition to Line 5 is reflected by the Bay Mills Indian Community's formal resolution banishing Line 5 from its reservation in 2021. The significance of "banishment" is described by the Bay Mills Indian Community as: "[A] traditional, historical, and customary form of tribal law that has existed since time immemorial and is only exercised by Bay Mills Indian Community when egregious acts and misconduct have harmed our tribal citizens, treaty rights, territories, and resources."37 Enbridge illegally continues operating Line 5 on Bad River Band territory after the easements expired in 2013, as determined in a 2022 ruling.38 In April 2021, Michigan’s twelve federally recognized Tribal Nations and Governor Whitmer sent a letter to President Biden requesting the decommissioning of Line 5. The letter cites multiple permit violations, human trafficking risks, and irreversible climate impacts.39 In 2023, a Wisconsin judge ordered Enbridge to pay $5.1 million for trespassing on Bad River Band territory and ruled that Enbridge must remove its pipeline from where it is illegally operating within three years.40 (Arguments were heard in February on Enbridge’s appeal from the order.41)

Lines 3 and 5 additionally present significant regulatory and litigation risk as they are connected to oil spills and other environmental harms. Line 3 has a history of ruptures, with over 800 documented spills in the last 15 years,42 many of which resulted in costly cleanup and persisting impacts that pose risks to the environment and human health. For example, Enbridge’s Line 6B pipeline was responsible for the Kalamazoo River oil spill, which contaminated 39 miles of water resources and cost the company over $1 billion in cleanup.43 Line 3 is responsible for the largest inland oil spill in U.S. history, releasing 1.7 million gallons of crude oil into the Prairie River in Minnesota.44 Most recently, March 2022 reports show that Enbridge crews ruptured three groundwater aquifers while building the replacement pipeline, releasing more than 300 million gallons of groundwater.45 The first breach of about 50 million gallons was not known to regulators for months, and poses significant risk to a rare wetland area. It took Enbridge a year to stop the flow, and the company received a $3.32 million fine.46 Since coming online in fall 2021, Line 3’s reroute has breached four aquifers, incurring over $11 million in fines.47 The breaches present risks to wild rice waters and violate the White Earth Band of Ojibwe's water quality standards and ordinances.48

This communication does not seek authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxies in accordance with the instructions in Citigroup’s proxy statement.

Line 5 is similarly connected to multiple violations of water appropriation permits, water discharge permits, and wetland permits.49 Michigan Gov. Gretchen Whitmer canceled Enbridge’s certification for Line 5, citing findings that Enbridge had repeatedly violated terms of the public trust doctrine that put the environment at risk.50 Wisconsin’s Department of Natural Resources Director defends this action by asserting that “Enbridge’s historic failures and current non-compliance present too great a risk to our Great Lakes and the people who depend upon them.” Line 5 has spilled 33 times and at least 1.1 million gallons since 1968.51 The pipeline, which was designed with a 50-year lifespan, or until 2003, continues to operate with significant safety concerns. Anchor strikes have dented and gashed underwater pipes.52 Enbridge’s contractors caused severe damage to the pipeline in 2019, which was missed by Enbridge’s safety measures and went undiscovered until 2020.53 The EPA fined Enbridge $6.7 million for failing to repair dents that indicated metal loss or cracking in 2020.54 Citi is exposed to ongoing risk through its financial relationship with Enbridge as the company continues to develop projects that violate Indigenous Rights and pose risks to the environment and climate.

It is worth noting that despite over 30% investor support for this proposal in 2022 and 2023, with the proposal explicitly referencing concerns about the Company’s relationship with Enbridge, Citi has increased funding to the pipeline company. Data shows billions of additional dollars in loans from Citi to Enbridge and an Enbridge Sustainability Linked bond which Citi underwrote last year.55

Citi simultaneously faces calls to end its financing relationship with Australian oil and gas company Santos, which is constructing the Barossa Gas Project off the north coast of Darwin, despite failing to obtain FPIC from a number of the Tiwi Traditional Owners. The Institute for Energy Economics and Financial Analysis has described the project as an “emissions factory with a gas by-product.”56 Citi has made multimillion dollar loans to Santos, whose Barossa project threatens several sacred sites, marine resources, and the seabed. The project’s impacts on these sites and the natural environment will have significant adverse effects on cultural survival, health and the lives of the impacted Tiwi communities.57 Various Tiwi Traditional Owners lodged human rights grievances against banks which fund Santos, including Citi.58 In 2022, drilling for the Barossa project was halted by Australian courts due to improper consultation with the Tiwi Traditional Owners.59 Santos has increased the cost of the Barossa project by $300 million as a result of the delays.60

Furthermore, Citi finances Adaro, the second largest coal producer in Indonesia with a track record of environmental destruction and displacement of Indigenous communities.61 Citi was a member of Adaro’s $400 million loan syndication signed in 2021 and was one of the underwriters for Adaro’s $750 million bond in 2019 maturing in 2024.62 It has been reported that the company may raise new funds.63 Given Citi’s role in underwriting Adaro’s bond and the bank’s delayed coal restriction policies,64 Indigenous communities are concerned that Citi could provide an underwriting service to Adaro in 2024. Adaro operations have come under international scrutiny for displacing communities without proper compensation. For example, Wonorejo village in South Kalimantan, a province on Borneo which was once occupied by transmigrants from Java, has now become part of Adaro’s mining complex.65 Since 2006, Adaro has systematically bought up land and evicted residents to accommodate mining expansion.66 “The village, which was busy with residents' activities, has gradually turned into a mine pit,” according to a research paper.67 An industrial park is currently being built in North Kalimantan, home to endangered species, which will include an aluminum smelter funded by Adaro and powered by its coal plant.68 The local fishing community fear air and water pollution from the facility could eradicate their livelihoods.69

This communication does not seek authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxies in accordance with the instructions in Citigroup’s proxy statement.

2. Citi Faces Significant Risk if its Financing is Inconsistent with its Own Commitments

Citi’s financing activities violate the rights of Indigenous Peoples, which is misaligned with the Company’s own policies and commitments to “[respect] the collective rights of Indigenous Peoples.”70 Despite committing to respect human rights, Citi continues to finance companies and projects like Enbridge, Santos, Adaro, and fossil fuel expansion in the Amazon that violate Indigenous Rights.

In addition to Citi’s commitments on Indigenous Peoples, its financing activities appear inconsistent with its climate commitments. For example, Citi adopted a net zero financed greenhouse gas emissions by 2050 goal. The Line 3 expansion doubled the pipeline’s previous capacity, with estimated emissions equivalent to 50 coal plants,71 which runs counter to Citi’s net zero goal. The new pipeline has a lifespan that will extend beyond 2050, making it inconsistent with the IPCC conclusion that requires limiting global warming to 1.5°C above pre-industrial levels by 2050.72 The state of Minnesota estimated that Line 3 presents $287 billion in social climate cost over 30 years.73 Similarly, climate scientists calculate that Line 5’s continued operation would lead to an increase of about 27 million metric tons of CO2 annually in greenhouse gas emissions. Climate costs from Line 5 between 2027 and 2070 are estimated at $1 billion annually.74

Oil and gas activities in the Amazon, one of Earth’s most biodiverse ecosystems, has already been connected to significant climate costs. Recent studies suggest that due to deforestation, parts of the rainforest now emit more carbon than they store.75 Citi’s recently published Climate Report outlines an assessment of its clients’ transition plans and acknowledges that just 8% have “strong” transition plan alignment. The risk associated with Citi’s persistence in continuing to fund clients that lack credible transition plans is already materializing, with Citi named in a UN complaint over its funding to Saudi Aramco, related to climate-linked human rights abuses.76 Though Citi recognizes the challenge of the climate crisis and acknowledges it has “an imperative to respect and support the environment and human rights in our operations, supply chain and client transactions,” it faces significant risk if its financing activities violate human rights and contribute to the climate crisis.77

3. Citigroup’s Current Due Diligence Systems Appear Ineffective at Mitigating Risks Related to Indigenous Peoples

Investors lack evidence of effective due diligence surrounding the rights of Indigenous Peoples. Notably, Citi recently withdrew from the Equator Principles (EP), a framework for financial institutions to manage environmental and social risks. Though Citi notes in its opposition statement that it led an update to the EPs in 2018, the Company is no longer a signatory and its commitments to FPIC are vague and lack enforcement mechanisms. Even so, the EPs would not apply to the Company’s general corporate financing activities, where Citi is exposed to the most salient risks.

Citi’s commitments lack reference to the UN Declaration on the Rights of Indigenous Peoples (UNDRIP), which is recognized as the most widely accepted human rights instrument in defining FPIC. Furthermore, Citi references the International Finance Corporation’s (IFC) E&S Performance Standards, which includes FPIC. However, Citi does not commit to ensure its clients respect Indigenous Rights, nor does it commit to applying the IFC standards across all of its financing relationships. Even if Citi applied the IFC standards across all its financing relationships, the approach would still fall short at respecting Indigenous Peoples’ rights. The IFC standards have been criticized for narrowly defining FPIC and limiting its scope of applicability. It fails to fully recognize Indigenous Peoples' right to full veto power over projects or to condition their consent.78 The ambiguity surrounding FPIC within the IFC Standards has drawn criticism for diminishing the essence of this right and thus limiting its ability to mitigate risk.79 For example, the IFC Standards only apply to project-specific financing, and it provides unclear criteria on when to apply FPIC guidance.

This communication does not seek authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxies in accordance with the instructions in Citigroup’s proxy statement.

Citi’s ESRM Policy does not include a formal commitment to respect the right to FPIC. Respecting FPIC is vital to implementing effective and meaningful risk management systems related to Indigenous Rights.80 As is the case with the Dakota Access Pipeline (DAPL), Line 3, and Line 5, projects that violate FPIC expose Citi to risks such as litigation, fines, project delays or cancellations, and reputational damage.81 Indigenous leaders from the Amazon have repeatedly called on Citi to adopt an Amazon Exclusion policy, viewing current due diligence systems as insufficient at managing risks related to Indigenous Peoples.82

Though Citi expanded its ESRM Policy in 2018 to include Indigenous Peoples in its Area of High Caution, it is unclear how effective this process is at managing risks associated with the financing of companies like Enbridge, Santos, or Adaro. Citi asserts that it “regularly engages Enbridge on their environmental impact analysis, community consultation, Indigenous engagement and cultural heritage policies and processes to evaluate implementation of responsible practices.”83 However, investors lack information on the effectiveness of this engagement. Moreover, there is reason to believe it has not substantially influenced business practices given Enbridge's pattern of litigation, project delays, alleged Indigenous Rights violations, environmental disasters, and reputational damage. Between 1999 and 2013, Enbridge’s pipeline systems were connected to 1,068 spills, a total of 7.4 million gallons of oil and averaging 71 spills per year.84 Since 2000, the company has paid over $270 million in penalties and fines, largely related to environmental offenses.85 Though Enbridge has an Indigenous Peoples policy, it has been criticized for including weak commitments around the UNDRIP, for lacking a formal commitment to FPIC as a right, and for providing insufficient disclosure around social risks.86 Notably, Enbridge projects have consistently been tied to violation of Indigenous Rights. Enbridge purchased a significant stake in DAPL, which was projected to cost $3.8 billion but ultimately incurred $7.5 billion in costs due to social impacts.87 Citi, a major financier of DAPL itself, was the subject of numerous divestment campaigns and public protests.88 In March 2022, investors representing over $2 trillion in AUM sent a letter to Citi expressing concern related to Line 3 over how Citi was meeting its own policies on Indigenous Peoples and its goal of net zero financed greenhouse gas emissions by 2050.89

Conclusion

Citigroup and its investors are exposed to significant risk if it continues to finance projects and clients developing projects that violate the rights of Indigenous Peoples and exacerbate the climate crisis. Proponents encourage all Citi shareholders to support Item 6, shareholder proposal on Respect for Indigenous Peoples’ Rights, at the Citigroup Annual Meeting of Shareholders on April 30, 2024.

For questions regarding Proposal 6, please contact: Jillianne Lyon, Program Director at Investor Advocates for Social Justice and representative of the Sisters of St. Joseph of Peace, via email: jlyon@iasj.org or phone: 973-509-8800.

This communication does not seek authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxies in accordance with the instructions in Citigroup’s proxy statement.

_____________________________

1 https://www.citigroup.com/rcs/citigpa/storage/public/2023-Respecting-Rights-Indigenous-Peoples-Report.pdf

2 https://amazonwatch.org/wp-content/uploads/2024/04/Achuar-Wampis-Chapra-re-Citi-Report.pdf

3 https://www.colorado.edu/program/fpw/sites/default/files/attached-files/social_cost_and_material_loss_0.pdf

4 https://www.aaas.org/news/global-extractive-and-industrial-projects-disproportionately-impact-indigenous-peoples

5 https://www.un.org/esa/socdev/unpfii/documents/BriefingNote6_GREY.pdf ; https://www.un.org/development/desa/indigenouspeoples/wp-content/uploads/sites/19/2018/11/UNDRIP_E_web.pdf

6 https://amazonwatch.org/news/2022/0629-citi-still-financing-indigenous-rights-violations-and-biodiversity-loss-in-the-amazon

7 https://amazonwatch.org/news/2022/0629-citi-still-financing-indigenous-rights-violations-and-biodiversity-loss-in-the-amazon

8 https://news.mongabay.com/2021/03/ecuador-court-orders-end-to-gas-flaring-by-oil-industry-in-amazon/

9 https://amazonwatch.org/news/2022/0629-citi-still-financing-indigenous-rights-violations-and-biodiversity-loss-in-the-amazon

10 https://time.com/6307145/ecuador-rainforest-oil-vote/

11 https://old.stand.earth/sites/stand/files/amazon-at-risk-scorecard-report-web-spreads.pdf

12 https://www.law360.com/articles/1812498/amazon-groups-ask-to-meet-banks-over-oil-co-financing

13 https://www.ohchr.org/en/press-releases/2014/12/peru-indigenous-peoples-new-oil-project-threatens-further-harm-human-rights

14 https://www.forestpeoples.org/en/lands-forests-territories-extractive-industries/news-article/2020/indigenous-communities-secure

15 https://www.law360.com/articles/1812498/amazon-groups-ask-to-meet-banks-over-oil-co-financing

16 https://amazonwatch.org/wp-content/uploads/2024/04/Achuar-Wampis-Chapra-re-Citi-Report.pdf

17 https://stopthemoneypipeline.com/defund-line-3/ ; https://www.ran.org/wp-content/uploads/2020/12/RAN-Briefing_Line3_KXL.pdf

18 https://www.wmf.org/project/garcia-pasture

19 https://www.sierraclub.org/sites/default/files/sce/lower-rio-grande-valley-group/Pipeline-Docs/RB%20Fact%20Sheet%20Tool%20Kit.pdf

20 https://www.phmsa.dot.gov/data-and-statistics/pipeline/pipeline-incident-20-year-trends

21 https://www.sierraclub.org/texas/blog/2018/07/valley-crossing-pipeline-exercise-corporate-trickery

22 https://www.sierraclub.org/sites/www.sierraclub.org/files/2022-10/RGV_LNG_2022_FINAL_WEB_0.pdf

23 https://www.ferc.gov/news-events/news/commissioner-clements-dissent-regarding-rio-grande-lng-llc-rio-bravo-pipeline

24 https://www.sierraclub.org/sites/default/files/2024-02/Rio%20Grande%20D.C.%20Motion%20to%20Expedite%20-%20Court%20Stamped.pdf

25 https://ieefa.org/resources/building-lng-terminal-close-rocket-launches-could-prove-costly

26 https://www.texastribune.org/2022/10/18/texas-lng-natural-gas-export-terminals-brownsville-comecrudo-tribe/

27 https://www.offshore-technology.com/news/rio-grande-lng-withdrawal-societe-general/?cf-view

28 https://www.citigroup.com/rcs/citigpa/storage/public/Citi-2023-proxy-statement.pdf

29 https://www.sightline.org/2018/09/18/how-enbridges-bankers-fund-a-tar-sands-pipeline/

30 https://www.ran.org/wp-content/uploads/2020/12/RAN-Briefing_Line3_KXL.pdf

31 https://www.colorado.edu/program/fpw/sites/default/files/attached-files/cerd_request_line_3_pipeline.pdf

32 https://www.popsci.com/environment/line-3-indigenous-wild-rice/

33 https://thecirclenews.org/environment/u-n-issues-letter-regarding-violations-of-anishinaabe-human-rights/

34 https://www.brennancenter.org/our-work/analysis-opinion/how-oil-company-pays-police-target-pipeline-protesters ; https://www.protestlaw.org/line3 ; https://www.vogue.com/article/letter-from-a-jailed-line-3-water-protector

This communication does not seek authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxies in accordance with the instructions in Citigroup’s proxy statement.

35 https://www.usnews.com/news/best-states/minnesota/articles/2021-10-04/criminal-cases-against-line-3-protesters-clog-court-system

36 https://minnesotareformer.com/2021/03/08/shelter-reports-assaults-harassment-linked-to-line-3-pipeline-workers/ ; https://www.vice.com/en/article/g5gkpw/four-enbridge-pipeline-workers-linked-to-sex-trafficking-minnesota

37 https://narf.org/nill/documents/20210510BayMills_banish_Enbridge.pdf?_ga=2.239143744.2105983367.1624287541-1503385769.1619537483

38 https://michiganadvance.com/wp-content/uploads/2022/09/20515906551-1.pdf

39 https://d99d2e8d-06c9-433b-915d-f6e381b1acd4.usrfiles.com/ugd/d99d2e_2ebc5e8b59c547a0847c7a7ed1831522.pdf

40 https://www.wpr.org/energy/judge-orders-enbridge-shut-down-part-wisconsin-oil-pipeline-3-years

41 https://www.wpr.org/news/federal-court-arguments-bad-river-enbridge-appeal-line-5-shutdown

42 https://www.stopline3.org/issues#:~:text=They've%20had%20over%20800,Rapids%2C%20MN%2C%20in%201991.

43 https://www.mlive.com/news/kalamazoo/2020/07/10-years-ago-kalamazoo-river-oil-spill-was-an-awakening-in-pipeline-debate.html

44 https://www.mprnews.org/story/2021/03/03/30-years-ago-grand-rapids-oil-spill

45 https://www.startribune.com/enbridge-crews-punctured-three-aquifers-during-line-3-oil-pipeline-construction-dnr-says/600158140/

46 https://www.startribune.com/enbridge-crews-punctured-three-aquifers-during-line-3-oil-pipeline-construction-dnr-says/600158140/

47 https://www.cbsnews.com/minnesota/news/enbridge-oil-pipeline-construction-breaches-4th-aquifer-in-northern-minnesota/

48 https://www.mprnews.org/story/2021/08/05/line-3-white-earth-argues-dnr-water-permit-violates-wild-rice-rights

49 https://d99d2e8d-06c9-433b-915d-f6e381b1acd4.usrfiles.com/ugd/d99d2e_2ebc5e8b59c547a0847c7a7ed1831522.pdf

50 https://www.michigan.gov/whitmer/news/press-releases/2020/11/13/governor-whitmer-takes-action-to-shut-down-the-line-5-dual-pipelines-through-the-straits-of-mackina

51 https://www.mlive.com/news/2017/04/enbridge_line_5_spill_history.html

52 https://www.oilandwaterdontmix.org/problem

53 https://www.cbc.ca/news/canada/toronto/line-five-environment-great-lakes-1.6120882

54 https://www.mlive.com/news/us-world/2020/06/epa-fines-enbridge-67m-over-pipeline-safety-issues-across-minnesota-and-wisconsin.html

55 https://www.sec.gov/Archives/edgar/data/895728/000110465923029770/tm238576d2_424b5.htm#PR_008

56 https://reneweconomy.com.au/santos-signs-off-on-nt-gas-project-labelled-a-carbon-emissions-factory/

57 https://www.aljazeera.com/economy/2023/4/26/indigenous-australians-file-rights-complaint-over-gas-projects

58 https://equitygenerationlawyers.com/human-rights-2/#banks

59 https://www.smh.com.au/business/companies/wait-for-an-invitation-indigenous-community-has-santos-barossa-gas-project-on-hold-20230920-p5e68z.html

60 https://www.santos.com/wp-content/uploads/2024/01/2023-Fourth-Quarter-Report.pdf

61 https://toxicbonds.org/adaro-added-to-the-dirty-30-indonesias-second-largest-coal-mining-company/

62 Accessed from Bloomberg Terminal and Refinitiv

63 https://www.ft.com/content/214da7e7-c858-452c-9aff-e6dab9b805e4

64 Citi’s Environmental and Social Framework (March 2023). Citi’s cutoff date for restricting capital market facilitation to coal mining and coal fired power plant is 2025, “after 2025, we will no longer facilitate capital markets transactions or mergers and acquisition advisory and financing for these companies”

65 https://projectmultatuli.org/en/for-the-sake-of-coal-life-disappears-from-wonorejo-village/

66 https://www.youtube.com/watch?v=97ly42pGIOs&t=109s

67 https://www.atlantis-press.com/proceedings/icsse-20/125953081

68 https://apnews.com/article/indonesia-green-industrial-park-coal-09361a5098d6540d4ae3a1805b137788

69 https://celios.co.id/wp-content/uploads/2023/CELIOS-%20Green%20Industrial%20Park%20CFPP%20Polemic%202023.pdf

This communication does not seek authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxies in accordance with the instructions in Citigroup’s proxy statement.

70 https://www.citigroup.com/rcs/citigpa/storage/public/2023-Respecting-Rights-Indigenous-Peoples-Report.pdf

71 https://mn350.org/giant-step-backward/

72 https://www.ipcc.ch/sr15/#:~:text=Limiting%20warming%20to%201.5%C2%B0C%20implies%20reaching%20net%20zero,particularly%20methane%20(high%20confidence).

73 https://www.mprnews.org/story/2018/06/18/line-3-enbridge-oil-pipeline-hearings-day1

74 https://www.detroitnews.com/story/news/local/michigan/2021/09/15/enbridge-energy-line-5-tunnel-straits-of-mackinac-gretchen-whitmer/8354986002/

75 https://www.nationalgeographic.com/environment/article/amazon-rainforest-now-appears-to-be-contributing-to-climate-change

76 https://www.clientearth.org/media/l44by31b/clientearth-complaint-concerning-saudi-arabian-oil-company.pdf

77 https://www.citigroup.com/citi/sustainability/data/Environmental-and-Social-Policy-Framework.pdf?ieNocache=780

78 https://wilj.law.wisc.edu/wp-content/uploads/sites/1270/2014/04/Baker_print.pdf

79 https://nomogaia.org/wp-content/uploads/2020/11/PS7-at-the-IFC-Part-1-FPIC.pdf

80 https://amazonwatch.org/assets/files/fpic-the-right-to-decide.pdf

81 https://www.colorado.edu/program/fpw/sites/default/files/attached-files/social_cost_and_material_loss_0.pdf

82 https://www.youtube.com/watch?v=fQUmPC3Ui2M

83 https://www.citigroup.com/citi/investor/quarterly/2022/ar22p.pdf

84 https://www.oilandwaterdontmix.org/enbridge_safety_record

85 https://violationtracker.goodjobsfirst.org/parent/enbridge

86 https://www.colorado.edu/program/fpw/2018/12/18/enbridges-discussion-paper-indigenous-rights-and-relationships-north-american-energy

87 https://www.colorado.edu/program/fpw/sites/default/files/attached-files/social_cost_and_material_loss_0.pdf

88 https://www.americanbanker.com/news/can-bank-divestment-stop-the-dakota-access-pipeline ; https://www.reuters.com/article/us-citigroup-shareholder-meeting/citi-meeting-protest-prompts-apology-on-pipeline-finance-steps-idUSKBN17R20Y

89 https://www.colorado.edu/program/fpw/sites/default/files/attached-files/line_3_investor_statement_sign-on_2022-03-30_final.pdf

This communication does not seek authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxies in accordance with the instructions in Citigroup’s proxy statement.